Exhibit 99.1

Joint News Release
B2Gold Corp. and Volta Resources Inc. Complete Business Combination

Vancouver and Toronto, December 20, 2013 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold”) and Volta Resources Inc. (TSX: VTR) (“Volta Resources”) are pleased to announce that they have completed the previously announced business combination (the “Transaction”).  The Transaction was carried out by way of a plan of arrangement under the Business Corporations Act (Ontario) which was approved by the shareholders of Volta Resources on December 17, 2013 and the Ontario Superior Court of Justice on December 19, 2013.

Pursuant to the plan of arrangement and effective upon closing of the Transaction, Volta Resources has become a wholly-owned subsidiary of B2Gold and all of the issued and outstanding common shares of Volta Resources have been transferred to B2Gold in consideration for the issuance by B2Gold of 0.15 of a common share of B2Gold, for each Volta Resources common share held (the “Exchange Ratio”).  All of the outstanding options of Volta Resources have been exchanged under the arrangement and the holders of the Volta Resources options have received options to purchase common shares of B2Gold based on the Exchange Ratio.

In connection with the closing of the Transaction, B2Gold has issued an aggregate of 23,331,805 common shares of B2Gold to the former shareholders of Volta Resources and has authorized the issuance of an additional 2,079,000 common shares upon the exercise of the stock options held by the former securityholders of Volta Resources.  On closing of the Transaction, B2Gold has approximately 675 million common shares issued and outstanding, with former Volta Resources shareholders holding approximately 3.4% of the fully-diluted in-the-money shares outstanding of B2Gold.

The combination of B2Gold and Volta Resources has resulted in B2Gold acquiring an 81% interest in the Kiaka gold project in Burkina Faso, Africa and a 100% interest in two additional exploration projects in Burkina Faso. The Kiaka gold project is an advanced stage project that includes a large high quality gold deposit containing measured and indicated resources of 4.86 million ounces (153.3 million tonnes grading 0.99 g/t) with the potential to sustain an average annual production rate of approximately 340,000 ounces of gold over a 10 year mine life based on a Pre-Feasibility Study released in May 2012 and an independent technical report released in January 2013.

Ben Parsons, MSc, MAusIMM (CP) of SRK Consulting (UK) Limited, is a Qualified Person as defined under National Instrument 43-101. All of the scientific and technical disclosure contained in this press release regarding the Kiaka gold project was prepared by or under the supervision of and verified by Mr. Parsons. For further information regarding the Kiaka gold project see Volta Resources’ Annual Information Form dated March 27, 2013 and Volta Resources’ independent technical report entitled “An Updated Mineral Resource Estimate on the Kiaka Gold Project, Burkina Faso” dated January 14, 2013 (the “Kiaka Report”).

Clive Johnson, President and Chief Executive Officer of B2Gold, stated, “We are very pleased to close this transaction and look forward to working with Volta’s strong technical team to further advance the Kiaka project in Burkina Faso.”

Kevin Bullock, President and Chief Executive Officer of Volta Resources, stated, “Following overwhelming support from our shareholders with 99% voting in favour of the transaction, we are very pleased to have closed this transaction with B2Gold. Volta Resources shareholders have received a significant premium for their shares and in addition have the ability to participate going forward as the B2Gold team advances Kiaka to the benefit of both B2Gold and Volta Resources shareholders.”

Mr. Bullock was appointed to the board of directors of B2Gold effective upon the closing of the Transaction, with the existing eight directors of B2Gold continuing as directors.

The Toronto Stock Exchange will disseminate a notice announcing the delisting of the Volta Resources common shares, which is expected to occur on December 27, 2013. Registered Volta Resources shareholders should send their completed and executed letters of transmittal and Volta Resources share certificates to the depositary, Computershare Trust Company of Canada, as soon as possible in order to receive the consideration to which they are entitled to under the Transaction. A copy of the letter of transmittal is available under Volta Resources’ profile on SEDAR at www.sedar.com.

About B2Gold

B2Gold Corp. is a Vancouver based gold producer with two mines in Nicaragua, one mine in the Philippines, one mine under construction in Namibia and a strong portfolio of development and exploration assets in Nicaragua, the Philippines, Namibia and Colombia. B2Gold was founded in 2007 by the former executive and management team of Bema Gold Corporation. Bema grew from a junior explorer to an international gold producer that was acquired by Kinross Gold Corporation through a C$3.5 billion transaction in February 2007. B2Gold’s corporate objective is to build further shareholder value through the exploration and development of existing projects and additional accretive acquisitions, capitalizing on the extensive experience and relationships that management has developed over the past 25 years. B2Gold trades on the TSX under the symbol “BTO”, on the NYSE MKT under the symbol “BTG” and on the Namibian Stock Exchange under the symbol “B2G”.

About Volta

Volta Resources Inc. is a Canadian resource company with a portfolio of quality gold exploration projects in Burkina Faso and Ghana, both mining-friendly West African jurisdictions with proven world-class gold deposits. Volta Resources is currently focused on its flagship Kiaka gold project, located in south central Burkina Faso, approximately 140 kilometers southeast of the capital Ouagadougou. The acquisition of properties around the Kiaka gold project has provided Volta Resources with an extensive ground position along the highly prospective Markoye Fault Corridor in an important emerging gold province.

ON BEHALF OF B2GOLD CORP.	VOLTA RESOURCES INC.

“Clive T. Johnson”	“Kevin Bullock”
President and Chief Executive Officer	President and Chief Executive Officer

For more information on B2Gold please visit its web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371

For more information on Volta Resources please visit its web site at www.voltaresources.com or contact:

Kevin Bullock
President and Chief Executive Officer
416-867-2299

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Volta Resources or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of B2Gold, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking statements” and "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, respectively. Such forward-looking statements and information include, but are not limited to, statements with respect to the future financial or operating performance of B2Gold and Volta Resources and their respective projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the Transaction, the terms and conditions of the Transaction, the benefits of the Transaction, the identification of mineral reserves and resources, future production and the potential realized value from the Kiaka gold project. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements and information are based on various assumptions and on the best estimates of Volta Resources or B2Gold, as the case may be, as of the date hereof, and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of B2Gold or Volta Resources (and the company resulting from the successful completion of the Transaction) to be materially different from those expressed or implied by such forward-looking statements and information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; timing and availability of external financing on acceptable terms; the business of B2Gold and Volta Resources not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the Transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”), which may be viewed at www.sedar.com and www.sec.gov respectively, as well as in Volta Resources’ filings with Canadian securities regulators at www.sedar.com, from time to time. Although each of B2Gold and Volta Resources has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements and information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Neither B2Gold nor Volta Resources undertakes to update any forward-looking information, except in accordance with applicable securities laws.

Cautionary Note to United States Investors

The Kiaka Report has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and resource and reserve information contained therein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this press release or the Kiaka Report may not be comparable with information made public by companies that report in accordance with U.S. standards.